UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

OMB APPROVAL OMB Number: 3235-0359 Expires: May 31, 2021 Estimated average burden hours per response 1.5

OMB APPROVAL

1. Investment Company Act File Number: 811-22549				Date examination completed: June 26, 2018
2. State identification Number:
AL 43633	AK	AZ 62392, 67009	AR 60026976	CA	CO IC2012-47398
CT 1067480	DE 68401	DC 60053868, 60053867	FL	GA SCMF049250	HI
ID 68502	IL 60024761	IN	IA I-83343, I84512	KS 2012S000478	KY 60022927
LA 158358	ME 10044422, 10044427	MD SM20112526, SM20130270	MA	MI 964732, 969340	MN
MS 60058038, 60062995	MO R2011-2, 306	MT 92438, 90296	NE 83061, 86842	NV	NH MF13-0081524
NJ MF-10251	NM 39656, 43557	NY S32-99-86	NC 48186	ND BX764, BX763	OH 85724
OK IC 2205916, IC 2211990	OR 2011-1753	PA 2011-08-008MF	RI	SC MF19162	SD 53223, 57923
TN RM14-2998, RM13-2671	TX C 98154, C 103039	UT 007-2182-67	VT 7/31/14/16, 7/31/14/15	VA 175795	WA 60059203, 60063663
WV 73804	WI 00621270	WY 26878	PUERTO RICO S-47003-1, S-47003
Other (specify):
3. Exact name of investment company as specified in registration statement: Hundredfold Select Alternative Fund, a series of Northern Lights Fund Trust II
4. Address of principal executive office (number, street, city, state, zip code): 17605 Wright Street, Suite 2, Omaha, NE 68130

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN

PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

June 26, 2018

We, as members of management of Hundredfold Select Alternative Fund (the “Fund”), a series of Northern Lights Fund Trust II, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of February 28, 2018, and from August 31, 2017, through February 28, 2018.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of February 28, 2018, and from August 31, 2017, through February 28, 2018, with respect to securities reflected in the investment accounts of the Fund.

Northern Lights Fund Trust II

/s/ Kevin Wolf

Kevin Wolf, President

/s/ Erik Naviloff

Erik Naviloff, Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 26, 2018

Cohen & Company, Ltd.

1350 Euclid Ave, Suite 800

Cleveland, OH 44115

In connection with your examination of management’s assertion included in the Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Hundredfold Select Alternative Fund (the “Fund”), a series of Northern Lights Fund Trust II, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940 as of February 28, 2018 and for the period from August 31, 2017 (the date of our last examination), through February 28, 2018, for the purpose of expressing an opinion that the Fund’s assertions are fairly stated, in all material respects, we confirm, to the best of our knowledge and belief, the following representations made to you during the course of your examination.

1.	We are responsible for the Fund’s compliance with the provisions of Rule 17f-1 of the Investment Company Act of 1940 and for our assertion that the Fund is in compliance with the above-mentioned rules for the period from August 31, 2017 (the date of our last examination), through February 28, 2018.

2.	We are responsible for establishing and maintaining effective internal control over compliance.

3.	We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of February 28, 2018, and for the period from August 31, 2017 (the date of our last examination), through February 28, 2018.

4.	We have disclosed to you all known noncompliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of February 28, 2018, and for the period from August 31, 2017 (the date of our last examination), through February 28, 2018, including any noncompliance occurring from February 28, 2018, through the date of this letter.

5.	We have disclosed to you all events subsequent through the date of this letter that would have a material effect on your examination of our assertion.

6.	We have made available to you all records relevant to your examination of our assertion.

7.	We have responded fully to all inquiries made to us by you during the examination.

8.	We intend to distribute your report only to the Board of Trustees, management and the Securities and Exchange Commission.

/s/ Kevin Wolf

Kevin Wolf, President

/s/ Erik Naviloff

Erik Naviloff, Treasurer